Filed pursuant to Rule 433

May 31, 2007

Relating to

Preliminary Prospectus Supplement dated May 31, 2007 to

Prospectus dated May 31, 2007

Registration Statement No. 333-108416

Duke Energy Carolinas, LLC
6.10% Notes due 2037

Pricing Term Sheet
Issuer:	Duke Energy Carolinas, LLC

Security Description:	Senior Unsecured Notes

Expected Ratings (Moody’s/ S&P):	A3 / A-

Principal Amount:	$500,000,000

Maturity:	June 1, 2037

Settlement:	June 5, 2007; T+3

Coupon:	6.10%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2007

Benchmark Treasury:	T 4.50% due 02/15/36

Benchmark Treasury Yield:	5.031%

Spread to Benchmark Treasury:	1.07%

Yield to Maturity:	6.101%

Initial Price to Public:	99.987% per Note

Redemption Provisions:

Make-Whole Call:	Make whole call at T + 20 bps

CUSIP:	26442C AA2

Minimum Denominations:	$1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated

Co-Managers:	BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Lazard Capital Markets LLC, UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.